HILASAL **HILASAL MEXICANA S.A.B. DE C.V.**

2006 Fourth Quarter Report February 2007

The sales grew maintains for the fifth quarter

- **Commentaries of the Quarter**

Values US Legal Currency

The total sales increased 4.2%
The domestic market represents a decrease of 1.6%.
The export sales grew 13.9% showing during the last five quarters increases against the same quarter of last year.
The financial debt increases to 11.5%. This increase derives from the asset acquisitions reported in the 3Q06 and the working capital increase.

- **Resulted Balance 4Q06 vs 4Q05 (October-December)**

The total sales increased 3.7% in volume, 4.2% in dollars and 2.6% in pesos.

The national sales increased 1.4% in volume, decreased 1.6% in dollars, and2.9% in pesos.

The export sales increased 7.0% in volume, 13.9% in dollars and 11.7% in pesos. This increase derives from the incorporation applied since the fourth quarter of 2005, of new towel program for homes with the participation of one of the largest commercial chains in United States of America.

The operational profit increased 17.2% in real terms and represents the 7.9%of the sales comparing the sales of 6.9% during the 4Q05.

Integral Cost of Financing

The integral cost of financing was $1.4 million pesos during 4Q06 comparing to the ($72) thousand pesos which favor 4Q05. The change derives principally from the exchange parity.
The interests paid increased 11.1% in dollars or 9.8% in pesos due to the increment of 1.54 percentage points in the rate.
The net interests in sales represent the 3.8% comparing the 3.5% during the 4Q05. The loan average annual rate was 7.42% in dollars.

Other Financial Operations

This item mainly reflects the installed capacity expenses not considered in the standard cost.

Taxes, PTU and D - 4.
It was recognized the tax differed derivate from the ISR and PTU.

Net Profit
The results of the quarter reflect profit of $6.5 Million pesos, 57.6% superior to the net profit of the 4Q-2005, due the increase of gross and operative profit, and the exchange effect.

- **Last 12 months results 2006 vs 2005 (January - December)**

The total amount of sales increased 10.2% in volume, 12.1% in dollars and 8.3% in pesos.
The national sales increased 6.9% in volume, 4.9% in dollars and 1.3% in pesos.
The export sales increased 16.5% in volume, 28.3% in dollars and 24.2% in pesos.
The operational expenses improved 0.4 points passing 17.1% to 16.7% over sales.
The operational margin decreased passing from 8.1% to 7.5%.

Integral Cost of Financing
The integral cost of financing in 2006 represented $12.1 million pesos comparing the $2 thousand pesos in 2005. The most important variation is shown in the exchange parity.
The interests paid increased 14.6% passing from $13.4 to $15.3 million pesos. in dollars the increase was from $1.1 million to $1.3 million.
The net interests in sales represent the 3.7% in 2006 comparing the 3.4% during the in 2005.
The exchange parity represented a loss of $1.8 million pesos in 2006 comparing the $8.5 million pesos in 2005.

Other Financial Operations
This part reflects principally the expenses with install capacity not used and not included in the standard cost.

Taxes, PTU and D - 4.
Herein it is registered the ISR and PTU provisions.

Net Profit
The net profit, affected principally due the exchange effects, represents the 2.3% of the sales, comparing the 4.5% in 2005. Separating the exchange profit of 2005 and the exchange loss of 2006, the net profit for 2005 and 2006 is $9.0 and $11.2 million pesos respectively.

- **Balance as of December 31st, 2006 vs. December 31st, 2005.**

From December 2005 to December 2006 the peso depreciated 0.9% against the dollar and the inflation was of 4.05%.

The total assets increased 1.6% in pesos or 4.8% in dollars. The portfolio decreased 1.0% in pesos and increased 2.0% in dollars.

The fixed assets decreased 0.6% in pesos and increased 2.5% in dollars.

The total liabilities increased 4.3% in pesos and 7.5% in dollars. Due the investments reported since the third quarter and the working capital adjustment, the debt with cost increased 11.5% in order to be located in US$ 18.9 Million, having the company a relation of the liability with capital cost of 67.6%.

General Issues.

It was celebrated in November 22nd, 2006 the extraordinary shareholders meeting with the representation of 95.8% of the shares, being approved:

> The By laws adjustments in order to fulfill what is established by the new Market Value Law.
> Addition of "Bursatil" (pertaining to the stock exchange) or the suffix "B" according to the Article 22 of the new Market Value Law, Changing the corporate name to "Hilasal Mexicana S.A.B. de C.V."

It was received and office action from the Mexican Stock Exchange, in which is indicated that the company does not comply with the minimum requirements of having at least 100 shareholders, the company is working in this matter to solve it as soon as possible.

As of the first quarter 2007 it will be operating with electronic invoicing.

In November it was contracted with Tycoon the license of their movie Shrek 3.

During the first quarter 2007 a new electric substation will be received and will start to operate, which may beneficiate importantly the supply quality.

The company's stock exchange index moved from place 108 in September to place 106 in December 2006.

Hilasal

Hilasal Mexicana S.A.B. de C.V.

Reporte al Cuarto Trimestre del 2006 **Febrero del 2007**

Se mantiene crecimiento en Ventas por quinto trimestre consecutivo

Comentarios del Trimestre

Valores en término de dólares

- Se presentan incrementos en términos reales en utilidad bruta del 10.8%, en utilidad operativa del 19.4%, en Uafida del 16.6% y en utilidad neta del 71.8%.
- Las ventas totales se incrementan 4.2%.
- La venta en el mercado doméstico disminuye 1.6% al registrarse en 2005 venta adicional no recurrente a un cliente departamental y venta de producto promocional para cliente no convencional.
- La venta de exportación crece 13.9% presentando durante los últimos cinco trimestres incrementos con respecto al mismo trimestre del año anterior.
- El inventario se adecua a los niveles de producción. Se adquiere algodón para uso en el primer trimestre de 2007 por existir condiciones de mercado favorables para la empresa.
- Se mejora el indicador de la cartera pasando de 89 días en el 4T05 a 81 días en el 4T06.
- La deuda financiera presenta un incremento de 11.5%.Este incremento responde a las adquisiciones de activos reportadas en el 3T06 y el incremento en el capital de trabajo.

Estado de Resultados 4T06 vs 4T05 (octubre - diciembre)

Las ventas totales crecieron 3.7% en volumen, 4.2% en dólares y 2.6% en pesos.

La venta nacional se incrementa 1.4% en volumen, disminuyendo 1.6% en dólares y 2.9% en pesos.

Las ventas en exportación se incrementan 7.0% en volumen, 13.9% en dólares y 11.7% en pesos. Este crecimiento responde a la incorporación, que desde el cuarto trimestre del 2005 se realizó, de nuevos programas de toalla para el hogar con una de las principales cadenas comerciales de los Estados Unidos.

El margen bruto mejora al ubicarse en 24.6% respecto del 23.2% en el mismo periodo de 2005.

Los gastos de operación pasan del 16.3% al 16.7% con respecto a ventas. Los gastos de venta representan el 8.6% en comparación al 8.3% del 4T-05. Los gastos de administración presentan un crecimiento del 4.5% en términos reales, por gastos extraordinarios relacionados a las adecuaciones requeridas por la Nueva Ley del Mercado de Valores, y representan el 8.1% respecto a ventas en comparación al 8.0% del 4T-05.

La utilidad operativa crece 17.2% en términos reales y representa 7.9% de la venta comparada con 6.9% al 4T05.

La UAFIDA crece 14.1% en términos reales Se ubicó en 14.5% sobre ventas comparado con 13.1% al 4T05.

Costo Integral de Financiamiento

El costo integral de financiamiento fue de ($1.4) millones de pesos en el 4T06 en comparación a ($72) mil pesos en el 4T05. Fue la paridad cambiaria el principal rubro que afectó el costo integral de financiamiento.
Los intereses pagados aumentaron 11.1% en dólares o 9.8% en pesos por incremento de 1.54 puntos porcentuales en la tasa. Los intereses netos con respecto a ventas representan el 3.8% en comparación del 3.5% al 4T05. La tasa anualizada promedio de préstamos fue de 7.42% en dólares.

La paridad cambiaria al 4T06 resultó en ($3.0) millones comparada con ($1.8) millones de pesos al 4T05.

El Repomo al 4T06 fue de ($2.6) millones de pesos en comparación con ($2.0) millones de pesos al 4T05.

Otras Operaciones Financieras

En este rubro se registraron los gastos de capacidad instalada no considerada en el costo estándar.

Impuestos, PTU y D-4

Se reconoce el impuesto diferido derivado del ISR y PTU.

Utilidad Neta

Los resultados del trimestre presentan utilidad de $6.5 millones de pesos superior en 57.6% a la utilidad neta del 4T-2005, por los incrementos en utilidad bruta y operativa, así como el efecto cambiario.

Resultados Últimos Doce Meses 2006 vs 2005 (enero - diciembre)

Las ventas totales se incrementaron 10.2% en volumen, 12.1% en dólares y 8.3% en pesos.

Las ventas nacionales aumentaron 6.9% en volumen, 4.9% en dólares y 1.3% en pesos.

Las exportaciones se incrementaron 16.5% en volumen, 28.3% en dólares y 24.2% en pesos. La incorporación de nuevos programas de exportación a partir del 4T05 han permitido registrar por quinto trimestre consecutivo incremento en la venta de exportación con respecto al mismo trimestre del año anterior.

El margen bruto disminuye al pasar del 25.2% al 24.3% por mayor participación de ventas de exportación.

Los gastos de operación mejoran 0.4 puntos al pasar del 17.1% al 16.7% sobre ventas. Los gastos de venta se incrementan 0.3 puntos al pasar del 8.5% sobre ventas en 2005, al 8.8% en 2006. Los gastos de administración mejoran su proporción con respecto a ventas al pasar de 8.6% en 2005 al 7.9% en 2006.

El margen de operación disminuye al pasar de 8.1% al 7.5%.

La UAFIDA representó el 14.4% con respecto a ventas, en comparación del 15.1% del 2005.

Costo Integral de Financiamiento

El costo integral de financiamiento en el 2006 representó $12.1 millones pesos en comparación de $2 mil pesos en el ejercicio 2005. La variación más significativa se encuentra en la paridad cambiaria.

Los intereses pagados se incrementan 14.6% al pasar de $13.4 a $15.3 millones de pesos. En término de dólares aumentaron de $1.1 millones a $1.3 millones. Los intereses netos en su relación a ventas representan el 3.7% en 2006 en comparación a 3.4% de 2005.

La cobertura UAFIDA a intereses pagados fue de 3.9 veces.

La paridad cambiaria representó una pérdida por $1.8 millones de pesos en el 2006 comparado con ($8.5) millones que favorecieron los resultados al 2005.

El Repomo en el 2006 fue de ($5.0) millones de pesos, comparado con ($4.5) millones de pesos del 2005.

Otras Operaciones Financieras

Este rubro refleja principalmente gastos por capacidad instalada no utilizada no incluidos en el costo estándar.

Impuestos, PTU y D-4

En este rubro se registran las provisiones de ISR y PTU.

Utilidad Neta

La utilidad neta, afectada principalmente por los efectos cambiarios, representa el 2.3% de la venta en comparación al 4.5% del 2005. Separando la ganancia cambiaria del ejercicio 2005 y la pérdida cambiaria del ejercicio 2006, la utilidad neta para el 2005 y 2006 es de $9.0 y $11.2 millones de pesos respectivamente.

Balance al 31 de diciembre 2006 vs 31 de diciembre 2005.

De diciembre del 2005 a diciembre del 2006 el peso se depreció 0.9% con respecto al dólar y la inflación fue del 4.05%. Estos efectos generan variación al comparar las cifras en términos de pesos y dólares.

Los activos totales se incrementan 1.6% en pesos o 4.8% en dólares. La cartera disminuye 1.0% en pesos y se incrementa 2.0% en dólares. Los días cartera se reducen de 89 en diciembre 2005 a 81 a diciembre 2006. Los inventarios se incrementaron 15.4% en pesos o 19.0% en dólares por su adecuación a los niveles actuales de producción, así como a la adquisición de algodón para su posterior uso debido a condiciones de mercado favorables para la empresa. El activo fijo disminuyó 0.6% en pesos y se incrementa 2.5% en dólares.

El pasivo total se incrementa 4.3% en pesos y 7.5% en dólares. Por las inversiones reportadas desde el tercer trimestre y la adecuación del capital de trabajo, la deuda con costo se incrementa 11.5% para ubicarse en US$ 18.9 millones, teniendo la empresa una relación de Pasivo con Costo a Capital de 67.6%.

El capital contable pasó de $304.9 a $301.6 millones. La cuenta de insuficiencia en la actualización del capital se aumentó $12.4 millones de pesos. El resultado neto enero a diciembre 2006 asciende a $9.4 millones de pesos.

• Asuntos Generales

El 22 de noviembre se realizó Asamblea Extraordinaria de Accionistas con la representación del 95.8% de acciones, habiéndose aprobado:

La adecuación de los estatutos a la nueva ley del mercado de valores.

El agregar a la denominación social la expresión de "Bursátil" o la abreviatura "B" de acuerdo al artículo 22 de la nueva ley del mercado de valores, lo que no representa cambio alguno a la denominación por lo que el Registro Federal de Causantes seguirá siendo el mismo y la razón social habrá de ser Hilasal Mexicana S.A.B. de C.V.

Se ratificaron a los actuales miembros del Consejo de Administración.

Se hizo el nombramiento del Secretario del Consejo de Administración, el cual no forma parte del mismo.

Se aprobó que las funciones de gestión, conducción y ejecución de los negocios de la sociedad se continuen llevando a través del Comité Ejecutivo.

Se acordó realizar consulta ante la SHCP para validar el criterio de que el Comité Ejecutivo sea quien ejerza las funciones de dirección de acuerdo ley del mercado de valores,

Se aprobó a los señores Consejeros que atenderán el Comité Ejecutivo, del Comité de Auditoria y del Comité de Practicas Societarias, los cuales entraran en funciones a partir del 1 de Enero de 2007.

En sesión de Consejo de Administración del 24 de octubre, se aprobaron las diferentes políticas que de acuerdo a la nueva ley del mercado de valores, deberán regir a la sociedad.

Se recibió oficio de la Bolsa Mexicana de Valores, en el que se indica que la empresa no cumple con el requisito mínimo de contar al menos con 100 accionistas de entre el gran público inversionistas, la empresa está atendiendo el particular para solventarlo a la brevedad.

A partir del primer trimestre del 2007 se operará con facturación electrónica.

En noviembre se contrató con Tycoon la licencia de su película Shrek 3.

En el trimestre se liquidó la adquisición de una hilatura de anillo, habiéndose dado inicio a su instalación de forma inmediata, la que entrará en funciones en el 1er trimestre de 2007, y con la que se obtendrán importantes beneficios.

Durante el primer trimestre del 2007 se recibirá y pondrá en marcha una nueva subestación eléctrica lo cual beneficiará de forma importante la calidad del suministro.

Durante el trimestre, el gobierno federal redujo los aranceles de más de 6,000 productos, manteniéndose las fracciones relacionadas con toallas y tela de toallas en rollo, sin variación alguna.

El 13 de noviembre se publicó en el Diario Oficial de la Federación, el inicio de la investigación sobre el caso de elusión del pago de la cuota compensatoria sobre las importaciones de tela en rollo de toalla estampada procedente de China, proceso iniciado por la Hilasal Mexicana.

El índice de bursatilidad de la empresa pasó de la posición 108 en septiembre a la posición 106 a diciembre del 2006.


VENTAS EXPORTACION
(Ultimos 12 meses)
miles de dólares
14,500
13,500
12,500
11,500
10,500
9,500
8,500
7,500
III-05
IV-05
I-06
II-06
III-06
IV-06


UAFIDA
(Trimestral)
miles de pesos
61,000
60,000
59,000
58,000
57,000
56,000
55,000
54,000
53,000
52,000
I-06
II-06
III-06
IV-06

• Estado de Resultados

Miles de pesos constantes

	Cuarto trimestre miles de pesos			Cuarto trimestre miles de dólares*			Ultimos 12 meses miles de pesos			Ultimos 12 meses miles dólares *		
	2005	2006	% variac	2005	2006	% variac	2005	2006	% variac	2005	2006	% variac
Ventas	**107,640**	**110,455**	**2.6%**	**9,619**	**10,026**	**4.2%**	**386,686**	**418,902**	**8.3%**	**33,553**	**37,615**	**12.1%**
Nacionales	67,203	65,275	-2.9%	6,006	5,910	-1.6%	267,843	271,318	1.3%	23,199	24,333	4.9%
Exportación	40,437	45,180	11.7%	3,613	4,117	13.9%	118,843	147,584	24.2%	10,354	13,281	28.3%
Costo de ventas	**82,661**	**83,230**	**0.7%**	**7,388**	**7,554**	**2.2%**	**289,273**	**317,125**	**9.6%**	**25,109**	**28,500**	**13.5%**
Utilidad bruta	**24,979**	**27,225**	**9.0%**	**2,231**	**2,473**	**10.8%**	**97,413**	**101,777**	**4.5%**	**8,444**	**9,115**	**7.9%**
Gastos de venta	8,947	9,525	6.5%	798	863	8.1%	33,051	37,032	12.0%	2,864	3,330	16.3%
Gastos de administración	8,601	8,988	4.5%	767	815	6.2%	33,114	33,260	0.4%	2,868	2,990	4.2%
Total gastos de operación	**17,548**	**18,513**	**5.5%**	**1,565**	**1,678**	**7.2%**	**66,165**	**70,292**	**6.2%**	**5,732**	**6,320**	**10.2%**
Utilidad de operación	**7,431**	**8,712**	**17.2%**	**666**	**794**	**19.4%**	**31,248**	**31,485**	**0.8%**	**2,712**	**2,795**	**3.1%**
Depreciación	6,635	7,334	10.5%	592	671	13.5%	27,112	28,975	6.9%	2,345	2,603	11.0%
UAFIDA	**14,066**	**16,046**	**14.1%**	**1,257**	**1,466**	**16.6%**	**58,360**	**60,460**	**3.6%**	**5,057**	**5,398**	**6.7%**
Intereses pagados	3,824	4,197	9.8%	341	379	11.1%	13,416	15,376	14.6%	1,164	1,381	18.6%
Intereses cobrados	(39)	(10)	-73.9%	(3)	(1)	-73.6%	(373)	(76)	-79.6%	(32)	(7)	-78.9%
Paridad cambiaria	(1,798)	(2,999)	66.8%	(166)	(285)	71.9%	(8,516)	1,779	n.a.	(750)	124	n.a.
Repomo	(2,059)	(2,570)	24.9%	(185)	(234)	26.7%	(4,525)	(4,999)	10.5%	(396)	(456)	15.2%
Costo integral de financ.	**(72)**	**(1,382)**	**1818.6%**	**(13)**	**(141)**	**n.a.**	**2**	**12,080**	**n.a.**	**(14)**	**1,042**	**n.a.**
Otras operaciones financieras	1,598	1,777	11.2%	144	161	11.5%	6,852	7,032	2.6%	593	632	6.6%
Utilidad antes impuestos y ptu	5,905	8,318	40.9%	534	775	45.0%	24,394	12,373	-49.3%	2,133	1,122	-47.4%
Impuestos, Ptu y D-4	1,754	1,778	1.4%	167	145	-13.6%	6,852	2,945	-57.0%	612	246	-59.8%
Utilidad neta	**4,151**	**6,540**	**57.6%**	**367**	**630**	**71.8%**	**17,542**	**9,428**	**-46.3%**	**1,522**	**876**	**-42.5%**
Margen bruto %	23.2%	24.6%		23.2%	24.7%		25.2%	24.3%		25.2%	24.2%	
Gastos venta / ventas %	8.3%	8.6%		8.3%	8.6%		8.5%	8.8%		8.5%	8.9%	
Gastos administ / ventas %	8.0%	8.1%		8.0%	8.1%		8.6%	7.9%		8.5%	7.9%	
Margen operativo %	6.9%	7.9%		6.9%	7.9%		8.1%	7.5%		8.1%	7.4%	
UAFIDA / ventas	13.1%	14.5%		13.1%	14.6%		15.1%	14.4%		15.1%	14.4%	
Margen neto %	3.9%	5.9%		3.8%	6.3%		4.5%	2.3%		4.5%	2.3%	
Ventas en unidades	**1,298,510**	**1,346,127**	**3.7%**	**1,298,510**	**1,346,127**	**3.7%**	**4,566,844**	**5,033,704**	**10.2%**	**4,566,844**	**5,033,704**	**10.2%**
Nacionales	**766,510**	**777,106**	**1.4%**	**766,510**	**777,106**	**1.4%**	**2,987,256**	**3,193,518**	**6.9%**	**2,987,256**	**3,193,518**	**6.9%**
% s/ ventas totales	59.0%	57.7%		59.0%	57.7%		65.4%	63.4%		65.4%	63.4%	
Exportaciones	**532,000**	**569,021**	**7.0%**	**532,000**	**569,021**	**7.0%**	**1,579,588**	**1,840,186**	**16.5%**	**1,579,588**	**1,840,186**	**16.5%**
% s/ventas totales	41.0%	42.3%		41.0%	42.3%		34.6%	36.6%		34.6%	36.6%	
Producción por persona (índice)	0.97	1.02	5.2%	0.97	1.02	5.2%	5.94	5.76	-3.0%	5.94	5.76	-3.0%
Ventas por persona (índice)	1.09	1.03	-5.5%	1.09	1.03	-5.5%	5.63	5.50	-2.3%	5.63	5.50	-2.3%
Calidad producción	89.5%	94.5%	5.6%	89.5%	94.5%	5.6%	92.2%	93.3%	1.2%	92.2%	93.3%	1.2%

• Balance

Miles de pesos constantes

	En miles de pesos			En miles de dólares *		
	2005	2006	% variac	2005	2006	% variac
Activo circulante	220,536	231,729	5.1%	19,833	21,433	8.1%
Inmuebles planta equipo	384,927	382,568	-0.6%	34,538	35,385	2.5%
Activo total	614,366	624,394	1.6%	55,125	57,752	4.8%
Pasivo circulante	90,100	114,158	26.7%	8,084	10,559	30.6%
Pasivo a largo plazo	152,110	144,511	-5.0%	13,648	13,366	-2.1%
Pasivo total	309,413	322,712	4.3%	27,762	29,849	7.5%
Capital contable	304,952	301,682	-1.1%	27,362	27,904	2.0%
Apalancamiento (PT/AT) %	50.4%	51.7%		50.4%	51.7%	
Liquidez (AC/PC) Veces	2.45	2.03		2.45	2.03	

* Cifras históricas convertidas a dólares al tipo de cambio de cambio de cada mes.

Este documento ha sido elaborado por el personal de la empresa por instrucciones del Comité Ejecutivo, con el objeto de mantener adecuadamente informados a los accionistas e inversionistas. Los puntos de vista y estimaciones aquí presentados, reflejan la opinión del Comité Ejecutivo.

Hilasal Mexicana S.A.B. de C.V.
Km. 9.2 Carretera a El Salto Vía El Verde,
Corredor Industrial El Salto,
El Salto, Jalisco, México. 45680.
Teléfono (0133) 3668-1900 * Fax (0133) 3668-1991
E-mail: jorge@hilasal.com
Dirección Ejecutiva de Finanzas - Tel. (0133) 3668-1952

Hilasal

MEXICANA S.A.B. DE C.V.

Fourth Quarter Report 2006

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 4 YEAR: 2006

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

AT DECEMBER 31 OF 2006 AND 2005 NOT CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	624,394	100	614,365	100
s02	CURRENT ASSETS	231,728	37	221,042	36
s03	CASH AND SHORT-TERM INVESTMENTS	910	0	7,217	1
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	105,315	17	106,415	17
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	10,909	2	8,132	1
s06	INVENTORIES	114,594	18	99,278	16
s07	OTHER CURRENT ASSETS	0	0	0	0
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	382,568	61	384,927	63
s13	LAND AND BUILDINGS	177,435	28	177,411	29
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	566,112	91	576,798	94
s15	OTHER EQUIPMENT	105,914	17	102,345	17
s16	ACCUMULATED DEPRECIATION	485,889	78	473,073	77
s17	CONSTRUCTION IN PROGRESS	18,996	3	1,446	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	10,098	2	8,396	1
s19	OTHER ASSETS	0	0	0	0
s20	TOTAL LIABILITIES	322,712	100	309,413	100
s21	CURRENT LIABILITIES	114,158	35	90,100	29
s22	SUPPLIERS	36,786	11	31,284	10
s23	BANK LOANS	59,434	18	36,395	12
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	11,259	3	13,199	4
s26	OTHER CURRENT LIABILITIES	6,679	2	9,222	3
s27	LONG-TERM LIABILITIES	144,511	45	152,110	49
s28	BANK LOANS	144,511	45	152,110	49
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	64,043	20	67,203	22
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	301,682	100	304,952	100
s36	CONTRIBUTED CAPITAL	240,388	80	240,395	79
s79	CAPITAL STOCK	191,143	63	191,148	63
s39	PREMIUM ON ISSUANCE OF SHARES	49,245	16	49,247	16
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	61,294	20	64,557	21
s42	RETAINED EARNINGS AND CAPITAL RESERVES	363,307	120	354,189	116
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(302,013)	(100)	(289,632)	(95)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL | QUARTER: 4 | YEAR: 2006

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	910	100	7,217	100
s46	CASH	828	91	7,160	99
s47	SHORT-TERM INVESTMENTS	82	9	57	1
s07	OTHER CURRENT ASSETS	0	0	0	0
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	10,098	100	8,396	100
s48	DEFERRED EXPENSES (NET)	10,098	100	8,396	100
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	114,158	100	90,100	100
s52	FOREIGN CURRENCY LIABILITIES	46,465	41	50,079	56
s53	MEXICAN PESOS LIABILITIES	67,693	59	40,021	44
s26	OTHER CURRENT LIABILITIES	6,679	100	9,222	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	3,527	53	1,236	13
s68	PROVISIONS	282	4	2,942	32
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	2,870	43	5,044	55
s27	LONG-TERM LIABILITIES	144,511	100	152,110	100
s59	FOREIGN CURRENCY LIABILITIES	144,511	100	150,125	99
s60	MEXICAN PESOS LIABILITIES	0	0	1,985	1
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	64,043	100	67,203	100
s66	DEFERRED TAXES	62,890	98	66,276	99
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	1,153	2	927	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	191,143	100	191,148	100
s37	CAPITAL STOCK (NOMINAL)	48,417	25	48,417	25
s38	RESTATEMENT OF CAPITAL STOCK	142,726	75	142,731	75

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL　　QUARTER: 4　　YEAR: 2006

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

NOT CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	363,307	100	354,189	100
s93	LEGAL RESERVE	22,465	6	21,596	6
s43	RESERVE FOR REPURCHASE OF SHARES	8,352	2	8,652	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	323,062	89	306,399	87
s45	NET INCOME FOR THE YEAR	9,428	3	17,542	5
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(302,013)	100	(289,632)	100
s70	ACCUMULATED MONETARY RESULT	(134,030)	44	(131,623)	45
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(98,602)	33	(88,628)	31
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(69,381)	23	(69,381)	24
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 4 YEAR: 2006

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	117,570	130,942
s73	PENSIONS AND SENIORITY PREMIUMS	1,153	891
s74	EXECUTIVES (*)	10	10
s75	EMPLOYEES (*)	234	245
s76	WORKERS (*)	606	537
s77	OUTSTANDING SHARES (*)	130,075,346	130,355,246
s78	REPURCHASED SHARES (*)	9,364,654	9,084,754
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 4 YEAR: 2006

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF INCOME

NOT CONSOLIDATED

FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	418,902	100	386,686	100
r02	COST OF SALES	317,125	76	289,273	75
r03	GROSS PROFIT	101,777	24	97,413	25
r04	OPERATING EXPENSES	70,292	17	66,165	17
r05	OPERATING INCOME	31,485	8	31,248	8
r06	INTEGRAL FINANCING COST	12,080	3	2	0
r07	INCOME AFTER INTEGRAL FINANCING COST	19,405	5	31,246	8
r08	OTHER EXPENSE AND INCOME (NET)	7,032	2	6,852	2
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	12,373	3	24,394	6
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	2,945	1	6,852	2
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	9,428	2	17,542	5
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	9,428	2	17,542	5
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	9,428	2	17,542	5
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	9,428	2	17,542	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 4 YEAR: 2006

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	418,902	100	386,686	100
r21	DOMESTIC	271,318	65	267,843	69
r22	FOREIGN	147,584	35	118,843	31
r23	TRANSLATED INTO DOLLARS (***)	13,281	3	10,354	3
r06	INTEGRAL FINANCING COST	12,080	100	2	100
r24	INTEREST EXPENSE	15,376	127	13,416	67080
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	76	1	373	18650
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	1,779	15	(8,516)	(42580
r28	RESULT FROM MONETARY POSITION	(4,999)	(41)	(4,525)	(22625
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	2,945	100	6,852	100
r32	INCOME TAX	5,522	188	6,344	93
r33	DEFERRED INCOME TAX	(2,844)	(97)	(460)	(7)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	1,283	19
r35	DEFERRED EMPLOYEES' PROFIT SHARING	267	9	(315)	(5)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 4 YEAR: 2006

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF INCOME

NOT CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	456,732	399,852
r37	TAX RESULT FOR THE YEAR	(1,831)	19,827
r38	NET SALES (**)	418,902	386,686
r39	OPERATING INCOME (**)	31,485	31,248
r41	NET CONSOLIDATED INCOME (**)	9,428	17,542
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	28,975	27,111

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 4 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2006 AND 2005

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	110,455	100	107,640	100
rt02	COST OF SALES	83,230	75	82,661	77
rt03	GROSS PROFIT	27,225	25	24,979	23
rt04	OPERATING EXPENSES	18,513	17	17,548	16
rt05	OPERATING INCOME	8,712	8	7,431	7
rt06	INTEGRAL FINANCING COST	(1,382)	(1)	(71)	0
rt07	INCOME AFTER INTEGRAL FINANCING COST	10,094	9	7,502	7
rt08	OTHER EXPENSE AND INCOME (NET)	1,776	2	1,598	1
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	8,318	8	5,904	5
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,778	2	1,754	2
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	6,540	6	4,150	4
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	6,540	6	4,150	4
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	6,540	6	4,150	4
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	6,540	6	4,150	4

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL | QUARTER: 4 | YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

HILASAL MEXICANA S.A.B. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	110,455	100	107,640	100
rt21	DOMESTIC	65,275	59	67,203	62
rt22	FOREIGN	45,180	41	40,437	38
rt23	TRANSLATED INTO DOLLARS (***)	4,117	4	3,613	3
rt06	INTEGRAL FINANCING COST	(1,382)	100	(71)	100
rt24	INTEREST EXPENSE	4,197	(304)	3,824	(5386)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	10	(1)	38	(54)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(2,999)	217	(1,798)	2532
rt28	RESULT FROM MONETARY POSITION	(2,570)	186	(2,059)	2900
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,778	100	1,754	100
rt32	INCOME TAX	1,323	74	2,139	122
rt33	DEFERRED INCOME TAX	188	11	(513)	(29)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	925	53
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	267	15	(797)	(45)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 4 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	7,334	6,634

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 4 YEAR: 2006

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	9,428	17,542
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	24,201	22,912
c03	RESOURCES FROM NET INCOME FOR THE YEAR	33,629	40,454
c04	RESOURCES PROVIDED OR USED IN OPERATION	(17,675)	36,049
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	15,954	76,503
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	15,440	(49,716)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(6,832)	(20,013)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	8,608	(69,729)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(30,869)	(7,307)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(6,307)	(533)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	7,217	7,750
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	910	7,217

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 4 YEAR: 2006

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	24,201	22,912
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	28,975	27,111
c41	+ (-) OTHER ITEMS	(4,774)	(4,199)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(17,675)	36,049
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	1,100	(27,240)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(15,316)	43,606
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(4,478)	1,501
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	5,503	14,579
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(4,484)	3,603
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	15,440	(49,716)
c23	+ BANK FINANCING	15,440	(49,716)
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(6,832)	(20,013)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(6,531)	(20,083)
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	(301)	70
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(30,869)	(7,307)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(43,636)	(7,101)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	12,767	(206)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 4 YEAR: 2006

HILASAL MEXICANA S.A.B. DE C.V.

DATA PER SHARE

NOT CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		AMOUNT		AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.07		$ 0.13	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$ 0.00		$ 0.00	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 2.32		$ 2.25	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00	
d10	DIVIDEND IN SHARES PER SHARE	0.00	acciones	0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE	0.57	veces	0.42	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	18.21	veces	7.30	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	veces	0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 4 YEAR: 2006

HILASAL MEXICANA S.A.B. DE C.V.

RATIOS

NOT CONSOLIDATED Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	2.25	%	4.53	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	3.12	%	5.75	%
p03	NET INCOME TO TOTAL ASSETS (**)	1.50	%	2.85	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	53.02	%	25.79	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.67	veces	0.62	veces
p07	NET SALES TO FIXED ASSETS (**)	1.09	veces	1.00	veces
p08	INVENTORIES TURNOVER (**)	2.76	veces	2.91	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	78.70	dias	86.14	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.54	%	7.12	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	51.68	%	50.36	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.06	veces	1.01	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	59.17	%	64.70	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	37.77	%	39.51	%
p15	OPERATING INCOME TO INTEREST PAID	2.04	veces	2.32	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	1.29	veces	1.24	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.02	veces	2.45	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.02	veces	1.35	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.71	veces	0.71	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	0.79	%	8.00	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	8.02	%	10.46	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.21)	%	9.32	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	1.03	veces	5.70	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	179.36	%	71.29	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(79.36)	%	28.70	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	141.35	%	97.18	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Hilasal Mexicana S.A.B. de C.V.

Reporte al Cuarto Trimestre del 2006
Se mantiene crecimiento en Ventas por quinto trimestre consecutivo

* Comentarios del Trimestre
Valores en término de dólares

-Se presentan incrementos en términos reales en utilidad bruta del 10.8%, en utilidad operativa del 19.4%, en Uafida del 16.6% y en utilidad neta del 71.8%.
-Las ventas totales se incrementan 4.2%.
-La venta en el mercado doméstico disminuye 1.6% al registrarse en 2005 venta adicional no recurrente a un cliente departamental y venta de producto promocional para cliente no convencional.
-La venta de exportación crece 13.9% presentando durante los últimos cinco trimestres incrementos con respecto al mismo trimestre del año anterior.
-El inventario se adecua a los niveles de producción. Se adquiere algodón para uso en el primer trimestre de 2007 por existir condiciones de mercado favorables para la empresa.
-Se mejora el indicador de la cartera pasando de 89 días en el 4T05 a 81 días en el 4T06.
-La deuda financiera presenta un incremento de 11.5%.Este incremento responde a las adquisiciones de activos reportadas en el 3T06 y el incremento en el capital de trabajo.

* Estado de Resultados 4T06 vs 4T05 (octubre - diciembre)

Las ventas totales crecieron 3.7% en volumen, 4.2% en dólares y 2.6% en pesos.

La venta nacional se incrementa 1.4% en volumen, disminuyendo 1.6% en dólares y 2.9% en pesos.

Las ventas en exportación se incrementan 7.0% en volumen, 13.9% en dólares y 11.7% en pesos. Este crecimiento responde a la incorporación, que desde el cuarto trimestre del 2005 se realizó, de nuevos programas de toalla para el hogar con una de las principales cadenas comerciales de los Estados Unidos.

El margen bruto mejora al ubicarse en 24.6% respecto del 23.2% en el mismo periodo de 2005.

Los gastos de operación pasan del 16.3% al 16.7% con respecto a ventas. Los gastos de venta representan el 8.6% en comparación al 8.3% del 4T-05. Los gastos de administración presentan un crecimiento del 4.5% en términos reales, por gastos extraordinarios relacionados a las adecuaciones requeridas por la Nueva Ley del Mercado de Valores, y representan el 8.1% respecto a ventas en comparación al 8.0% del 4T-05.

La utilidad operativa crece 17.2% en términos reales y representa 7.9% de la venta comparada con 6.9% al 4T05.

La UAFIDA crece 14.1% en términos reales Se ubicó en 14.5% sobre ventas comparado con 13.1% al 4T05.

- Costo Integral de Financiamiento

El costo integral de financiamiento fue de ($1.4) millones de pesos en el 4T06 en comparación a ($72) mil pesos en el 4T05. Fue la paridad cambiaria el principal rubro que afectó el costo integral de financiamiento.

Los intereses pagados aumentaron 11.1% en dólares o 9.8% en pesos por incremento de 1.54 puntos porcentuales en la tasa. Los intereses netos con respecto a ventas representan el 3.8% en comparación del 3.5% al 4T05. La tasa anualizada promedio de préstamos fue de 7.42% en dólares.

La paridad cambiaria al 4T06 resultó en ($3.0) millones comparada con ($1.8) millones de pesos al 4T05.

El Repomo al 4T06 fue de ($2.6) millones de pesos en comparación con ($2.0) millones de pesos al 4T05.

- Otras Operaciones Financieras
En este rubro se registraron los gastos de capacidad instalada no considerada en el costo estándar.

- Impuestos, PTU y D-4
Se reconoce el impuesto diferido derivado del ISR y PTU.

- Utilidad Neta
Los resultados del trimestre presentan utilidad de $6.5 millones de pesos superior en 57.6% a la utilidad neta del 4T-2005, por los incrementos en utilidad bruta y operativa, así como el efecto cambiario.

* Resultados Últimos Doce Meses 2006 vs 2005 (enero - diciembre)

Las ventas totales se incrementaron 10.2% en volumen, 12.1% en dólares y 8.3% en pesos.

Las ventas nacionales aumentaron 6.9% en volumen, 4.9% en dólares y 1.3% en pesos.

Las exportaciones se incrementaron 16.5% en volumen, 28.3% en dólares y 24.2% en pesos. La incorporación de nuevos programas de exportación a partir del 4T05 han permitido registrar por quinto trimestre consecutivo incremento en la venta de exportación con respecto al mismo trimestre del año anterior.

El margen bruto disminuye al pasar del 25.2% al 24.3% por mayor participación de ventas de exportación.

Los gastos de operación mejoran 0.4 puntos al pasar del 17.1% al 16.7% sobre ventas. Los gastos de venta se incrementan 0.3 puntos al pasar del 8.5% sobre ventas en 2005, al 8.8% en 2006. Los gastos de administración mejoran su proporción con respecto a ventas al pasar de 8.6% en 2005 al 7.9% en 2006.

El margen de operación disminuye al pasar de 8.1% al 7.5%.

La UAFIDA representó el 14.4% con respecto a ventas, en comparación del 15.1% del 2005.

Costo Integral de Financiamiento

El costo integral de financiamiento en el 2006 representó $12.1 millones pesos en comparación de $2 mil pesos en el ejercicio 2005. La variación más significativa se encuentra en la paridad cambiaria.

Los intereses pagados se incrementan 14.6% al pasar de $13.4 a $15.3 millones de pesos. En término de dólares aumentaron de $1.1 millones a $1.3 millones. Los intereses netos en

su relación a ventas representan el 3.7% en 2006 en comparación a 3.4% de 2005.

La cobertura UAFIDA a intereses pagados fue de 3.9 veces.

La paridad cambiaria representó una pérdida por $1.8 millones de pesos en el 2006 comparado con ($8.5) millones que favorecieron los resultados al 2005.

El Repomo en el 2006 fue de ($5.0) millones de pesos, comparado con ($4.5) millones de pesos del 2005.

Otras Operaciones Financieras

Este rubro refleja principalmente gastos por capacidad instalada no utilizada no incluidos en el costo estándar.

Impuestos, PTU y D-4

En este rubro se registran las provisiones de ISR y PTU.

Utilidad Neta

La utilidad neta, afectada principalmente por los efectos cambiarios, representa el 2.3% de la venta en comparación al 4.5% del 2005. Separando la ganancia cambiaria del ejercicio 2005 y la pérdida cambiaria del ejercicio 2006, la utilidad neta para el 2005 y 2006 es de $9.0 y $11.2 millones de pesos respectivamente.

* Balance al 31 de diciembre 2006 vs 31 de diciembre 2005.

De diciembre del 2005 a diciembre del 2006 el peso se depreció 0.9% con respecto al dólar y la inflación fue del 4.05%. Estos efectos generan variación al comparar las cifras en términos de pesos y dólares.

Los activos totales se incrementan 1.6% en pesos o 4.8% en dólares. La cartera disminuye 1.0% en pesos y se incrementa 2.0% en dólares. Los días cartera se reducen de 89 en diciembre 2005 a 81 a diciembre 2006. Los inventarios se incrementaron 15.4% en pesos o 19.0% en dólares por su adecuación a los niveles actuales de producción, así como a la adquisición de algodón para su posterior uso debido a condiciones de mercado favorables para la empresa. El activo fijo disminuyó 0.6% en pesos y se incrementa 2.5% en dólares.

El pasivo total se incrementa 4.3% en pesos y 7.5% en dólares. Por las inversiones reportadas desde el tercer trimestre y la adecuación del capital de trabajo, la deuda con costo se incrementa 11.5% para ubicarse en US$ 18.9 millones, teniendo la empresa una relación de Pasivo con Costo a Capital de 67.6%.

El capital contable pasó de $304.9 a $301.6 millones. La cuenta de insuficiencia en la actualización del capital se aumentó $12.4 millones de pesos. El resultado neto enero a diciembre 2006 asciende a $9.4 millones de pesos.

* Asuntos Generales

El 22 de noviembre se realizó Asamblea Extraordinaria de Accionistas con la representación del 95.8% de acciones, habiéndose aprobado:

La adecuación de los estatutos a la nueva ley del mercado de valores.

El agregar a la denominación social la expresión de Bursátil o la abreviatura B de acuerdo al artículo 22 de la nueva ley del mercado de valores, lo que no representa cambio alguno a la denominación por lo que el Registro Federal de Causantes seguirá siendo el mismo y la razón social habrá de ser Hilasal Mexicana S.A.B. de C.V.

Se ratificaron a los actuales miembros del Consejo de Administración.

Se hizo el nombramiento del Secretario del Consejo de Administración, el cual no forma parte del mismo.

Se aprobó que las funciones de gestión, conducción y ejecución de los negocios de la sociedad se continuen llevando a través del Comité Ejecutivo.

Se acordó realizar consulta ante la SHCP para validar el criterio de que el Comité Ejecutivo sea quien ejerza las funciones de dirección de acuerdo ley del mercado de valores,

Se aprobó a los señores Consejeros que atenderán el Comité Ejecutivo, del Comité de Auditoria y del Comité de Practicas Societarias, los cuales entraran en funciones a partir del 1 de Enero de 2007.

En sesión de Consejo de Administración del 24 de octubre, se aprobaron las diferentes políticas que de acuerdo a la nueva ley del mercado de valores, deberán regir a la sociedad.

Se recibió oficio de la Bolsa Mexicana de Valores, en el que se indica que la empresa no cumple con el requisito mínimo de contar al menos con 100 accionistas de entre el gran público inversionistas, la empresa está atendiendo el particular para solventarlo a la brevedad.

A partir del primer trimestre del 2007 se operará con facturación electrónica.

En noviembre se contrató con Tycoon la licencia de su película Shrek 3.

En el trimestre se liquidó la adquisición de una hilatura de anillo, habiéndose dado inicio a su instalación de forma inmediata, la que entrará en funciones en el 1er trimestre de 2007, y con la que se obtendrán importantes beneficios.

Durante el primer trimestre del 2007 se recibirá y pondrá en marcha un nueva subestación eléctrica lo cual beneficiará de forma importante la calidad del suministro.

Durante el trimestre, el gobierno federal redujo los aranceles de más de 6,000 productos, manteniéndose las fracciones relacionadas con toallas y tela de toallas en rollo, sin variación alguna.

El 13 de noviembre se publicó en el Diario Oficial de la Federación, el inicio de la investigación sobre el caso de elusión del pago de la cuota compensatoria sobre las importaciones de tela en rollo de toalla estampada procedente de China, proceso iniciado por la Hilasal Mexicana.

El índice de bursatilidad de la empresa pasó de la posición 108 en septiembre a la posición 106 a diciembre del 2006.

1. - PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

Las políticas contables utilizadas para la preparación de Estados Financieros están de acuerdo con las Normas de Información Financiera (NIFS) emitidas por el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF)

1.1 Bases para la determinación de las cifras

Los estados financieros son formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C. y transferidos al CINIF el 31 de mayo de 2004, en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa, permitiendo así la comparabilidad entre los periodos presentados. La actualización de las cifras se reconoce a través del ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor emitidos por el Banco de México.

Los efectos inflacionarios incorporados están en los siguientes rubros:

- Inventarios y costo de ventas
- Inmuebles, maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.2 Efectivo e inversiones temporales

Se registran a su costo de adquisición, que es similar al valor de mercado. Sus rendimientos se reconocen en los resultados conforme se devenguen.

1.3 Valuación de derechos y obligaciones en moneda extranjera

Las operaciones en moneda extranjera se registran en moneda nacional a los tipos de cambio vigentes cuando se realizan. Los saldos activos o pasivos en dichas monedas se expresan en moneda nacional al tipo de cambio vigente a la fecha de presentación de los Estados Financieros. Las diferencias originadas por las fluctuaciones en el tipo de cambio entre las fechas de concertación de la transacción y las de su liquidación o valuación a la fecha de presentación de Estados Financieros, se registran en los resultados del periodo dentro del resultado integral de financiamiento.

1.4 Inventarios y costo de Ventas

Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

Los inventarios se expresan a su valor actualizado de reposición y producción que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al

momento de la venta integrando los costos por Regalías y Fletes conceptos que la empresa identifica directamente con el costo de cada producto y no con la operación de venta de los mismos.

1.5 Inmuebles, Maquinaria y Equipo.

Son registrados a su costo de adquisición y se actualizan al cierre de cada periodo mediante la aplicación de factores de inflación derivados del INPC para los activos de procedencia nacional y al tipo de cambio de la moneda del país origen para los activos de procedencia Extranjera sobre su valor neto de reposición que fue determinado al 31 de Diciembre de 1996 por peritos independientes.

1.6 Determinación de la Depreciación

Es calculada bajo el método de línea recta en función de la vida útil determinada por peritos independientes y el Area técnica de la Compañía. Se determina en dólares americanos y es aplicada a resultados al tipo de cambio de cierre de mes publicado por el Banco de México. Para efectos fiscales se utilizan las tasas señaladas en la Ley del Impuesto sobre la Renta.

La depreciación considera aquellos equipos en los que debe reconocerse un Valor Residual contable al termino de su vida útil estimada al considerar que pudieran tener un Valor de Rescate en el mercado en caso de su realización.

Cuando la compañía considere que no está aprovechando la totalidad de su capacidad instalada, determinará la proporción de la depreciación de la maquinaria y equipo no utilizado al 100% y la aplicará al rubro de otros gastos dentro del Estado de Resultados.

1.7 Reserva de Incobrabilidad

Se reconoce una Reserva para aquellas cuentas de recuperación dudosa a través de la cual se aplica a resultados un porcentaje del valor del adeudo de conformidad a los días vencidos según se señala en la Nota No. 11

1.8 Partes Relacionadas

Se consideran partes relacionadas de conformidad con el Boletín C-13 de Normas de Información Financiera aquellas entidades o personas que individual o conjuntamente, directa o indirectamente, (1) ejercen control o influencia significativa sobre ella, (2) estén bajo su control o influencia significativa, o (3) estén bajo el mismo control o influencia significativa que la Compañía.
Se consideran partes relacionadas de la Compañía:

- Otras empresas y personas que tengan directa o indirectamente influencia significativa en el derecho de voto de la Compañía, así como las entidades en las que esas empresas y personas tengan el derecho que les permite influir en el proceso de decisiones.
- Los consejeros, directores y ejecutivos de alto nivel, así como las empresas en las cuales ellos tengan poder de decisión o influencia significativa en las decisiones operacionales y financieras.

Son transacciones con partes relacionadas, la transferencia de efectivo, derechos, bienes o servicios y obligaciones entre las partes independientemente de que sean gratuitas.

Los consejeros, directores y ejecutivos de alto nivel tienen la obligación de enterar al Comité de Prácticas Societarias su relación con otras empresas y personas que pudieran celebrar transacciones con la Compañía para determinar su posible tratamiento como Parte Relacionada.

1.9 Tratamiento contable de impuesto sobre la renta (ISR), impuesto al activo (IA) y de la participación de los trabajadores en las utilidades (PTU) diferidos.

La empresa registra los efectos derivados de las disposiciones contenidas en el boletín D -4, emitido por el Instituto Mexicano de Contadores Públicos y transferido al CINIF el 31 de mayo de 2004, en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo, el cual requiere que se reconozcan contablemente los efectos diferidos del ISR y PTU, determinados bajo el método de activos y pasivos, el cual consiste en comparar los valores contables y fiscales de los activos y pasivos, determinándose diferencias temporales a las que se debe aplicar la tasa fiscal correspondiente, mismas que se revertirán contablemente en el futuro; así mismo, se debe de reconocer un activo por impuestos diferidos por las pérdidas fiscales pendientes de amortizar a la fecha del balance.

1.10 Reserva para Recompra de acciones

Corresponde a una reserva proveniente de las utilidades retenidas, creada para la adquisición de acciones representativas del capital social de la Compañía a través de la bolsa de valores, al precio corriente en el mercado, siempre que la compra se realice con cargo al capital contable en tanto pertenezcan dichas acciones a la propia compañía.

La Asamblea General Ordinaria de Accionistas acuerda expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a este fin, en ningún caso exceda el saldo total de las utilidades netas de la compañía, incluyendo las retenidas.

El Consejo de Administración asigna a la o las personas responsables de la adquisición y colocación de acciones propias.

1.11 Utilidad básica por acción

Se calcula dividiendo la utilidad neta del periodo, entre el promedio ponderado de las acciones en circulación vigentes en el periodo de referencia.

1.12 Insuficiencia en la actualización del capital

Esta cuenta incluye el saldo neto del efecto patrimonial complementario que resultó de la actualización de la información financiera y se integra por el resultado acumulado por posición monetaria y el resultado por tenencia de activos no monetarios.

NOTAS

NOTA 01 DE LAS NORMAS DE INFORMACION FINANCIERA

A partir del 1° de Junio de 2004 el Consejo Mexicano para la investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF) asumió la función y la responsabilidad de la emisión de la normatividad contable en México; con anterioridad a esa fecha, esa función y responsabilidad recaía en la Comisión de Principios de Contabilidad (CPC) del Instituto Mexicano de Contadores Públicos A.C. CINIF sustituyó el término Principios de Contabilidad Generalmente Aceptados (PCGA) por el de Normas de Información Financiera (NIF) y adoptó como NIF los boletines emitidos por la CPC que al 31 de mayo de 2004 se encontraban vigentes y que continuarán en vigor hasta que sean modificados, sustituidos o derogados por nuevas NIF. Al 31 de Diciembre de 2005 CINIF había emitido ocho NIF de la serie A (Marco Conceptual) y la NIF B-1. Las nueve nuevas NIF entraron en vigor a partir del 1° de Enero de 2006 y la administración de la entidad considera que su adopción en 2006 no provocará ningún efecto significativo en la información financiera ni en sus políticas contables.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO

De conformidad con el Boletín C-15 Deterioro en el valor de los activos de larga duración y su disposición de Normas de Información Financiera, se llevó a cabo una apreciación de los activos referidos con base a un estudio que determina su valor de uso, sin encontrar signos de deterioro que indicaran que fuera necesario ajustar dichos activos porque estuvieran valuados a importes mayores que su precio neto de venta y su valor de uso.

Como parte integrante de este proceso, se llevó a cabo un estudio de la vida útil remanente de la maquinaria y equipo, tomando como base, entre otros elementos, el tipo de industria, la tecnología y las condiciones de mantenimiento, concluyendo que la empresa tiene en uso activos cuya vida productiva ha sido superior a los 10 años y que aún con precios de realización de activos por otras empresas del sector, que a nivel internacional están en proceso de liquidación, la vida útil de estos activos desde su fecha de adquisición, es superior a los plazos que Hilasal Mexicana actualmente estima de 10 años, como base para la determinación de la depreciación de su maquinaria y equipo.

En virtud de que el estudio demuestra que la vida estimada remanente de los activos de larga duración es superior a la vida asignada actualmente, la administración ha decidido incrementar, a partir del ejercicio 2005, la vida útil estimada de estos activos pasando de 10 a 15 años.

La empresa se mantendrá revisando continuamente el valor de uso y estimado de vida útil de sus activos fijos, apegada a principios de contabilidad generalmente aceptados en México

La ampliación de vidas útiles remanentes ha sido analizada, discutida y autorizada por la administración de Hilasal Mexicana, por su Comité de Auditoria y por el contador público independiente responsable de auditar los estados financieros de la empresa.

NOTA 3 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 4 PASIVO CONTINGENTE

Laboral.- Remuneraciones por Separación
Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicio, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

El costo de las primas de antigüedad se determina con la base en cálculos actuariales de acuerdo con lo establecido en el boletín D-3 Obligaciones Laborales de Normas de Información Financiera. Dicho Boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y solo se acepta el método actuarial de cálculo sobre la base de servicios cumplidos con sueldos proyectados.

Los demás pagos basados en su antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan directamente a los resultados en el ejercicio en que se vuelven exigibles.

NOTA 5 CAPITAL CONTABLE

El capital contable al 31 de Diciembre de 2006 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A	$ 48,417
Actualización	$ 142,726
Prima en colocación acciones	$ 49,245
Resultados acumulados	$ 276,148
Reserva para recompra de acciones	$ 8,352
Exceso o insuficiencia	$ (232,634)
Resultado del ejercicio	$ 9,428
TOTAL CAPITAL CONTABLE	$ 301,682

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES

Al 31 de Diciembre de 2006 el monto autorizado es de $ 28,762 de los cuales se han utilizado a esa fecha $ 20,410

El saldo al 31 de Diciembre de 2006 asciende a $ 8, 352

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO

Intereses a cargo	$	15,376	
Intereses a favor	$	(76)	
Intereses netos	$	15,300	
Efecto por paridad cambiaría	$		1,779
Resultado por posición monetaria	$		(4,999)

TOTAL COSTO $ 12,080

NOTA 8 PARTIDAS EXTRAORDINARIAS

NOTA 9 RESULTADOS NETOS MENSUALES

Periodo	Resultado Neto	INPC Aplicado
Diciembre 01	29,335	97.3540
Diciembre 02	13,993	102.9040
Diciembre 03	664	106.9960
Diciembre 04	7,515	112.55
Diciembre 05	16,859	116.3010
Enero 06	2,854	116.9830
Febrero 06	(1,591)	117.1620
Marzo 06	(2,595)	117.3090
Abril 06	(2,253)	117.4810
Mayo 06	(727)	116.9580
Junio 06	2,807	117.0590
Julio 06	3,992	117.38
Agosto 06	(1,022)	117.9790
Septiembre 06	1,458	119.170
Octubre 06	4,991	119.6910
Noviembre 06	(3,966)	120.3190
Diciembre 06	5,480	121.015

NOTA 10 INFORMACION POR SEGMENTOS

Las ventas de la compañía durante el 4to trimestre del ejercicio 2006, se realizaron en un 59 % al mercado nacional y en un 41 % al mercado de exportación. Las ventas de exportación fueron realizadas en su totalidad a los Estados Unidos de Norteamérica.. De manera acumulada, durante el Ejercicio 2006 el 65% de las ventas se efectuaron en el mercado nacional y el 35% al mercado de Exportación cuyo destino fue Estados Unidos y Canadá

NOTA 11 RESERVA DE INCOBRABILIDAD

La política señala la aplicación a resultados en forma proporcional a los días vencidos de conformidad con la siguiente tabla:

Cuentas con vencimiento de	61 a 90 días	25% de aplicación a resultados
Cuentas con vencimiento de	91 a 180 días	25% de aplicación a resultados

Cuentas con vencimiento de 181 a 269 días	25% de aplicación a resultados
Cuentas con vencim. de 270 días en adelante	15 % de aplicación a resultados

Actualmente el importe de la Reserva por Incobrabilidad asciende a $ 1,607 mdp

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 4 YEAR: 2006

HILASAL MEXICANA S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

NOT CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 4 YEAR: 2006

HILASAL MEXICANA S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

NOT CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 4 YEAR: 2006

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
		0.00	0	0	0	0	0	0						
BBVA BANCOMER	22/06/2007	7.34							0	17,839	0	0	0	0
BANCOMEXT	17/03/2011	6.84							0	0	0	0	10,812	0
BANCOMEXT	17/03/2011	6.86							0	0	0	0	10,812	0
BANCOMEXT	17/03/2011	6.80							0	0	0	0	10,812	0
BANCOMEXT	17/03/2011	6.81							0	0	0	0	10,812	0
BANCOMEXT	17/03/2011	6.77							0	0	0	0	10,812	0
SECURED														
BBVA BANCOMER	17/05/2007	9.37	0	1,909	0	0	0	0						
GE CAPITAL	01/01/2012	7.87							0	9,282	9,749	10,239	10,754	36,916
GE CAPITAL	01/01/2012	7.87							0	1,470	1,544	1,622	1,703	5,847
GE CAPITAL	01/01/2012	7.87							0	295	310	326	342	1,174
BBVA BANCOMER	28/10/2009	7.37							0	1,375	1,375	688	0	0
BBVA BANCOMER	22/12/2009	7.74							0	2,949	3,931	3,931	0	0
COMMERCIAL BANKS														
		0.00							0	0	0	0	0	0
OTHER														
		0.00	0	0	0	0	0	0						
		0.00	0	0	0	0	0	0						
SANTANDER SERFIN	25/02/2007	7.29							0	6,799	0	0	0	0
BANCO DEL BAJIO	03/10/2007	6.72							0	10,812	0	0	0	0
HSBC	03/08/2007	6.86							0	6,704	0	0	0	0
TOTAL BANKS			0	1,909	0	0	0	0	0	57,525	16,909	16,806	66,859	43,937

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 4 YEAR: 2006

HILASAL MEXICANA S.A.B. DE C.V.

CREDITS BREAK DOWN

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 4 YEAR: 2006

HILASAL MEXICANA S.A.B. DE C.V.

CREDITS BREAK DOWN

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution			Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
VARIOS		0.00	0	24,457	0	0	0	0						
VARIOS		0.00							0	12,329	0	0	0	0
TOTAL SUPPLIERS			0	24,457	0	0	0	0	0	12,329	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
VARIOS		0.00	0	1,118	0	0	0	0						
VARIOS		0.00							0	1,752	0	0	0	0
TOTAL			0	27,484	0	0	0	0	0	71,606	18,909	16,806	66,859	43,937

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 4 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	2,812	30,399	40	436	30,835
LIABILITIES POSITION	17,606	190,351	58	625	190,976
SHORT-TERM LIABILITIES POSITION	4,240	45,840	58	625	46,465
LONG-TERM LIABILITIES POSITION	13,366	144,511	0	0	144,511
NET BALANCE	(14,794)	(159,952)	(18)	(189)	(160,141)

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 4 YEAR: 2006

HILASAL MEXICANA S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	125,090	231,800	(106,710)	0.58	(641)
FEBRUARY	112,912	226,814	(113,902)	0.15	(177)
MARCH	112,567	221,549	(108,982)	0.13	(141)
APRIL	113,369	226,359	(112,990)	0.15	(171)
MAY	119,994	239,036	(119,042)	(0.45)	549
JUNE	117,450	239,902	(122,452)	0.09	(109)
JULY	116,499	232,929	(116,430)	0.27	(330)
AUGUST	119,488	239,687	(120,199)	0.51	(630)
SEPTEMBER	115,607	244,889	(129,282)	0.10	(1,327)
OCTOBER	118,732	242,690	(123,958)	0.44	(549)
NOVEMBER	120,977	248,187	(127,210)	0.52	(672)
DECEMBER	124,544	262,828	(138,284)	0.58	(801)
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(4,999)

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: *HILASAL* QUARTER: 4 YEAR: 2006

HILASAL MEXICANA S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

NOT CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	650	75.00
OFICINA MEXICO	OFICINAS ADMINISTRATIVAS	0	0.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 4 YEAR: 2006

HILASAL MEXICANA S.A.B. DE C.V.

MAIN RAW MATERIALS

NOT CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
QUIMICOS	DEGUSSA, DISOSA, HUNTSMAN			NO	12.68
		ALGODON	ECOM, CARGILL, DUNAVANT	NO	46.75
			PAUL REINHART		0
MATERIALES INDIRECTOS	DIVERSOS			SI	5.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 4 YEAR: 2006

HILASAL MEXICANA S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
TOALLAS	3,193,518	271,318	55.0	LICENCIAS,	WAL MART,
	0	0	0.0	PRESTIGE, ELITE,	COMERCIAL MEXICANA,
	0	0	0.0	ELEGANCE,	SAM'S CLUB,
	0	0	0.0	BRIGHT SEASON,	CASA LEY, CHEDRAUI
	0	0	0.0	ROYAL CROWN,	COPPEL, CONTROL,
	0	0	0.0	CLASSIC	GIGANTE
FOREIGN SALES					
TOALLAS	1,840,183	147,584	0.0	HILASAL Y LAS DE	JC PENNEY, MARMAXX,
	0	0	0.0	NUESTROS CLIENTES	MUSCOGE
	0	0	0.0		
	0	0	0.0		
	0	0	0.0		
TOTAL		418,902			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 4 YEAR: 2006

HILASAL MEXICANA S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
TOALLAS	1,840,183	147,584	ESTADOS UNIDOS Y	HILASAL Y LAS DE	JC PENNEY, MARMAXX
	0	0	CANADA	NUESTROS CLIENTES	MUSCOGE
	0	0			
	0	0			
FOREIGN SUBSIDIARIES					

TOTAL	147,584	

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 4 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

NOT CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.3470	0	20,160,000	109,915,346	130,075,346	38,640,000	7,000	41,417
TOTAL			20,160,000	109,915,346	130,075,346	38,640,000	7,000	41,417

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 130,075,346

NOTES

END

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS